Exhibit 99.2

2014 First Quarter Report
Three Months Ended April 30, 2013

Dominion Diamond Corporation

Highlights
(ALL FIGURES ARE IN UNITED STATES DOLLARS UNLESS OTHERWISE INDICATED)

(1)

The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have a standardized meaning according to International Financial Reporting Standards. The Company defines EBITDA as sales minus cost of sales and selling, general and administrative expenses, meaning it represents operating profit before depreciation and amortization.

During the quarter, Dominion Diamond Corporation (the “Company”) completed the acquisition of the Ekati Diamond Mine and the sale of the Luxury Brand Segment to Swatch Group. The acquisition of the Ekati Diamond Mine was completed on April 10, 2013. As a result of the Ekati Diamond Mine acquisition, the Company acquired an 80% interest in the Core Zone, which includes the current operating mine and other permitted kimberlite pipes, as well as a 58.8% interest in the Buffer Zone, an adjacent area hosting kimberlite pipes with both development and exploration potential. The sale of the Luxury Brand Segment was completed on March 26, 2013 and as a result of the sale, the Company’s corporate group underwent name changes to remove references to “Harry Winston”. See “Discontinued Operations”. Accordingly, the Company’s consolidated results from continuing operations are for the Diavik Diamond Mine and Ekati Diamond Mine (from April 10th, the date of acquisition by the Company). Continuing operations no longer include the operations of the Luxury Brand Segment and the results of this segment are now treated as discontinued operations for reporting purposes.

The Company recorded a consolidated net profit attributable to shareholders of $500.2 million or $5.89 per share for the quarter, compared to a net profit attributable to shareholders of $11.6 million or $0.14 per share in the first quarter of the prior year. Included in this amount is a $497.6 million gain on the sale of the Luxury Brand Segment. Net profit from continuing operations attributable to shareholders (which now represents the Diavik and Ekati mining segments) was $2.8 million or $0.03 per share compared to $6.0 million or $0.07 per share in the comparable quarter of the prior year. Continuing operations includes all costs related to the Company’s mining operations.

Consolidated sales from continuing operations were $108.8 million for the first quarter compared to $89.0 million for the comparable quarter of the prior year, resulting in an operating profit of $10.5 million compared to an operating profit of $12.2 million in the comparable quarter of the prior year. Gross margin increased 44% to $27.3 million from $18.9 million in the comparable quarter of the prior year. Consolidated EBITDA from continuing operations was $30.7 million compared to $34.3 million in the comparable quarter of the prior year. Prior year numbers relate only to results from the Diavik Diamond Mine.Included in consolidated sales are $88.9 million for the Diavik Diamond Mine and $19.9 million for the Ekati Diamond Mine. Diavik sales were consistent with the prior quarter. The 29% increase in achieved rough diamond prices as compared to the prior quarter was offset by a 23% decrease in volume of carats sold during the quarter. Diavik rough diamond production during the first calendar quarter was 21% higher than the comparable quarter of the prior year.

The corporate segment, which includes all costs not specifically related to the operations of the Diavik and Ekati mines, recorded selling, general and administrative expenses of $15.2 million, compared to $5.8 million in the comparable quarter of the prior year. The increase from the comparable quarter of the prior year was primarily due to $11.3 million of expenses related to the Ekati Diamond Mine Acquisition.

2014 FIRST QUARTER REPORT

Dominion Diamond Corporation

The net earnings from discontinued operations of $497.4 million are presented separately in the unaudited interim condensed consolidated income statements, and comparative periods have been recast accordingly. Included in this amount is a $497.6 million gain on the sale of the Luxury Brand Segment.

2014 FIRST QUARTER REPORT

Dominion Diamond Corporation

Management’s Discussion and Analysis
PREPARED AS OF JUNE 5, 2013 (ALL FIGURES ARE IN UNITED STATES DOLLARS UNLESS OTHERWISE INDICATED)

On March 26, 2013, Harry Winston Diamond Corporation changed its name to Dominion Diamond Corporation (“Dominion Diamond Corporation” or the “Company”). The following is management’s discussion and analysis (“MD&A”) of the results of operations for Dominion Diamond Corporation for the three months ended April 30, 2013, and its financial position as at April 30, 2013. This MD&A is based on the Company’s unaudited interim condensed consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, and should be read in conjunction with the unaudited interim condensed consolidated financial statements and notes thereto for the three months ended April 30, 2013, and the audited consolidated financial statements for the year ended January 31, 2013. Unless otherwise specified, all financial information is presented in United States dollars. Unless otherwise indicated, all references to “first quarter” refer to the three months ended April 30.

Certain information included in this MD&A may constitute forward-looking information within the meaning of Canadian and United States securities laws. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “foresee”, “appears”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, “objective”, “modeled”, “hope”, “forecast” or other similar expressions concerning matters that are not historical facts. Forward-looking information may relate to management’s future outlook and anticipated events or results, and may include statements or information regarding plans, timelines and targets for construction, mining, development, production and exploration activities at the Company’s mineral properties, future mining and processing at the Company’s mineral properties, projected capital expenditure requirements and the funding thereof, liquidity and working capital requirements and sources, estimated reserves and resources at, and production from, the Company’s mineral properties, the number and timing of expected rough diamond sales, the demand for rough diamonds, expected diamond prices and expectations concerning the diamond industry, expected cost of sales and gross margin trends. Actual results may vary from the forward-looking information. See “Risks and Uncertainties” on page 17 for material risk factors that could cause actual results to differ materially from the forward-looking information.

Forward-looking information is based on certain factors and assumptions regarding, among other things, mining, production, construction and exploration activities at the Company’s mineral properties, world and US economic conditions and diamond supply. In making statements regarding expected diamond prices and expectations concerning the diamond industry, the Company has made assumptions regarding, among other things, the state of world and US economic conditions, and worldwide diamond production levels. While the Company considers these assumptions to be reasonable based on the information currently available to it, they may prove to be incorrect. See “Risks and Uncertainties” on page 17.

Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what we currently expect. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, including risks associated with the inability to control the timing and scope of future capital expenditures, the risk that the operator of the Diavik Diamond Mine may make changes to the mine plan and other risks arising because of the nature of joint venture activities, risks associated with the remote location of and harsh climate at the Company’s mineral property sites, risks resulting from the Eurozone financial crisis, risks associated with regulatory requirements, fluctuations in diamond prices and changes in US and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate and cash flow and liquidity risks. Please see page 17 of this MD&A, as well as the Company’s current Annual Information Form, available at www.sedar.com and www.sec.gov, respectively, for a discussion of these and other risks and uncertainties involved in the Company’s operations.

Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this MD&A, and should not rely upon this information as of any other date. Due to assumptions, risks and uncertainties, including the assumptions, risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. The Company uses forward-looking statements because it believes such statements provide useful information with respect to the currently expected future operations and financial performance of the Company, and cautions readers that the information may not be appropriate for other purposes. While the Company may elect to, it is under no obligation and does not undertake to update or revise any forward-looking information, whether as a result of new information, future events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company’s filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

2014 FIRST QUARTER REPORT

Dominion Diamond Corporation

Summary Discussion
Dominion Diamond Corporation is focused on the mining and marketing of rough diamonds to the global market. The Company supplies rough diamonds to the global market from its operation of the Ekati Diamond Mine (in which it owns a controlling interest) and its 40% ownership interest in the Diavik Diamond Mine, located in Canada’s Northwest Territories.

The Company has an ownership interest in the Diavik group of mineral claims. The Diavik Joint Venture (the “Diavik Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines Inc. (“DDMI”) (60%) and Dominion Diamond Diavik Limited Partnership (formerly known as Harry Winston Diamond Limited Partnership) (“DDDLP”) (40%) where DDDLP holds an undivided 40% ownership interest in the assets, liabilities and expenses of the Diavik Diamond Mine. DDMI is the operator of the Diavik Diamond Mine. DDMI and DDDLP are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England.

On April 10, 2013, the Company completed the $553.1 million acquisition from BHP Billiton Canada Inc. and its various affiliates of all of BHP Billiton's diamond assets, including its controlling interest in the Ekati Diamond Mine as well as the associated diamond sorting and sales facilities in Yellowknife, Canada, and Antwerp, Belgium (the “Ekati Diamond Mine Acquisition”). The Ekati Diamond Mine consists of the Core Zone, which includes the current operating mine and other permitted kimberlite pipes, as well as the Buffer Zone, an adjacent area hosting kimberlite pipes having both development and exploration potential. In connection with the Ekati Diamond Mine Acquisition, the Company arranged new secured credit facilities consisting of a $400 million term loan, a $100 million revolving credit facility and a $140 million letter of credit facility (expandable to $265 million in aggregate). The Company ultimately determined to fund the Ekati Diamond Mine Acquisition by way of cash on hand and did not draw on these new facilities. The Company controls and consolidates the Ekati Diamond Mine and minority shareholders are presented as non-controlling interests on the unaudited interim condensed consolidated financial statements.

On March 26, 2013, the Company completed the disposition of the Luxury Brand Segment to Swatch Group (the “Luxury Brand Divestiture”). As a result of the Luxury Brand Divestiture, the Company’s corporate group underwent name changes to remove references to “Harry Winston”. On March 26, 2013, the Company’s name changed to “Dominion Diamond Corporation” and its common shares trade on both the Toronto and New York stock exchanges under the symbol “DDC”.

Market Commentary
The Diamond Market
The quarter began with a stable market for both rough and polished diamonds as a result of improved market conditions at the end of fiscal 2013. Strong polished diamond sales encouraged manufacturers to increase their purchases of rough diamonds at a time of reduced supply, pushing rough diamond prices upwards during the first quarter. Rough diamond supply was impacted by delivery problems at certain diamond mines combined with lower than expected Russian rough diamond supply. However, with the exception of high demand in the lower-priced ranges, polished diamond prices remained flat, restricting the upward movement in rough diamond prices at the end of the quarter. The retail jewelry market outlook remains positive, led by the resilient US market. The East Asian and Indian markets were less positive but the market still anticipates resurgence in demand in the second half of the year as retailers there restock. At the recent show in Basel, Switzerland, better-quality, larger goods sold well, but less interest was evident in the smaller sizes of polished goods commonly used in watches.

2014 FIRST QUARTER REPORT

Dominion Diamond Corporation

Consolidated Financial Results
On March 26, 2013, the Company completed the disposition of the Luxury Brand Segment to Swatch Group. See “Discontinued Operations”. Accordingly, the Company’s consolidated results from continuing operations relate solely to its mining operations, which include the production, sorting and sale of rough diamonds. The results of the Luxury Brand Segment are treated as discontinued operations for accounting and reporting purposes and current and prior period results have been recast accordingly. The following is a summary of the Company’s consolidated quarterly results for the eight quarters ended April 30, 2013.

(expressed in thousands of United States dollars except per share amounts and where otherwise noted)
(unaudited)

										Three	Three
										months	months
										ended	ended
	2014	2013		2013	2013	2013	2012	2012	2012	April 30,	April 30,
	Q1	Q4		Q3	Q2	Q1	Q4	Q3	Q2	2013	2012
Sales	$108,837	$110,111		$84,818	$61,473	$89,009	$102,232	$36,239	$89,608	$108,837	$89,009
Cost of sales	81,535	79,038		71,663	46,784	70,099	72,783	34,112	67,613	81,535	70,099
Gross margin	27,302	31,073		13,155	14,689	18,910	29,449	2,127	21,995	27,302	18,910
Gross margin (%)	25.1%	28.2%		15.5%	23.9%	21.2%	28.8%	5.9%	24.5%	25.1%	21.2%
Selling, general and administrative expenses	16,843	10,086		7,581	5,750	6,739	5,464	5,390	5,709	16,843	6,739
Operating profit (loss) from continuing operations	10,459	20,987		5,574	8,939	12,171	23,985	(3,263)	16,286	10,459	12,171
Finance expenses	(3,994)	(2,382)		(2,308)	(2,151)	(2,242)	(1,616)	(2,691)	(3,787)	(3,994)	(2,242)
Exploration costs	(1,039)	(306)		(673)	(568)	(254)	(177)	(600)	(781)	(1,039)	(254)
Finance and other income	804	601		60	67	52	51	256	78	804	52
Foreign exchange gain (loss)	732	116		(301)	1,048	(370)	680	285	846	732	(370)
Profit (loss) before income taxes from continuing operations	6,962	19,016		2,352	7,335	9,357	22,923	(6,013)	12,642	6,962	9,357
Income tax expense (recovery)	4,699	6,977		1,583	3,386	3,330	10,281	(1,574)	4,517	4, 699	3,330
Net profit (loss) from continuing operations	$2,263	$12,039		$769	$3,949	$6,027	$12,642	$(4,439)	$8,125	$2,263	$6,027
Net profit (loss) from discontinued operations	497,385	2,802		3,245	804	5,583	3,946	(292)	1,863	497,385	5,583
Net profit (loss)	$499,648	$14,841		$4,014	$4,753	$11,610	$16,588	$(4,731)	$9,988	$499,648	$11,610
Net profit (loss) from continuing operations attributable to Shareholders	$2,822	$12,146		$152	$3,951	$6,027	$12,654	$(4,436)	$8,123	$2,822	$6,027
Non-controlling interest	(559)	(107)		617	(2)	–	(12)	(3)	2	(559)	–
Net profit (loss) attributable to Shareholders	$500,207	$14,948		$3,397	$4,755	$11,610	$16,600	$(4,728)	$9,986	$500,207	$11,610
Non-controlling interest	(559)	(107)		617	(2)	–	(12)	(3)	2	(559)	–
Earnings (loss) per share – continuing operations
Basic	$0.03	$0.14	$	(2)	$0.05	$0.07	$0.15	$(0.05)	$0.10	$0.03	$0.07
Diluted	$0.03	$0.14	$	(2)	$0.05	$0.07	$0.15	$(0.05)	$0.09	$0.03	$0.07
Earnings (loss) per share
Basic	$5.89	$0.18		$0.04	$0.06	$0.14	$0.20	$(0.06)	$0.12	$5.89	$0.14
Diluted	$5.82	$0.18		$0.04	$0.06	$0.14	$0.19	$(0.06)	$0.12	$5.82	$0.14
Cash dividends declared per share	$0.00	$0.00		$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Total assets (i)	$2,412	$1,710		$1,733	$1,660	$1,716	$1,607	$1,656	$1,671	$2,412	$1,716
Total long-term liabilities (i)	$695	$269		$682	$461	$472	$641	$661	$633	$695	$472
Operating profit (loss) from continuing operations	$10,459	$20,987		$5,574	$8,939	$12,171	$23,985	$(3,263)	$16,286	$10,459	$12,171
Depreciation and amortization (ii)	20,211	24,346		20,588	13,160	22,172	24,284	19,933	17,461	20,211	22,172
EBITDA from continuing operations (iii)	$30,670	$45,333		$26,162	$22,099	$34,343	$48,269	$16,670	$33,747	$30,670	$34,343

(i)	Total assets and total long-term liabilities are expressed in millions of United States dollars.
(ii)	Depreciation and amortization included in cost of sales and selling, general and administrative expenses.
(iii)	Earnings before interest, taxes, depreciation and amortization (“EBITDA”). See “Non-IFRS Measures” on page 15.

2014 FIRST QUARTER REPORT

Dominion Diamond Corporation

Three Months Ended April 30, 2013 Compared to Three Months Ended April 30, 2012
CONSOLIDATED NET PROFIT ATTRIBUTABLE TO SHAREHOLDERS
The Company recorded a first quarter consolidated net profit attributable to shareholders of $500.2 million or $5.89 per share compared to a net profit attributable to shareholders of $11.6 million or $0.14 per share in the first quarter of the prior year. Included in this amount is a $497.6 million gain on the sale of the luxury brand segment. Net profit from continuing operations attributable to shareholders was $2.8 million or $0.03 per share compared to $6.0 million or $0.07 per share in the comparable quarter of the prior year. Discontinued operations represented $497.4 million of net profit or $5.86 per share compared to $5.6 million or $0.07 per share in the first quarter of the prior year.

CONSOLIDATED SALES
Sales for the first quarter totalled $108.8 million, consisting of Diavik rough diamond sales of $88.9 million and Ekati rough diamond sales of $19.9 million. This compares to sales of $89.0 million in the comparable quarter of the prior year (Diavik rough diamond sales of $89.0 million and Ekati rough diamond sales of $nil). The Ekati rough diamond sales are for the period from April 10, 2013, which was the date the Ekati Diamond Mine Acquisition was completed, to April 30, 2013.

The Company expects that results for its mining operations will continue to fluctuate depending on the seasonality of production at its mineral properties, the number of sales events conducted during the quarter, rough diamond prices and the volume, size and quality distribution of rough diamonds delivered from the Company’s mineral properties and sold by the Company in each quarter. See “Segmented Analysis” on page 8 for additional information.

CONSOLIDATED COST OF SALES AND GROSS MARGIN
The Company’s first quarter cost of sales was $81.5 million resulting in a gross margin of 25.1% compared to a cost of sales of $70.1 million and a gross margin of 21.2% for the comparable quarter of the prior year. The Company’s cost of sales includes costs associated with mining and rough diamond sorting activities. See “Segmented Analysis” on page 8 for additional information.

CONSOLIDATED INCOME TAXES
The Company recorded a net income tax expense of $4.7 million during the first quarter, compared to a net income tax expense of $3.3 million in the comparable quarter of the prior year. The Company’s combined federal and provincial statutory income tax rate for the quarter is 26.5% . There are a number of items that can significantly impact the Company’s effective tax rate, including foreign currency exchange rate fluctuations, the Northwest Territories mining royalty, and earnings subject to tax different than the statutory rate. As a result, the Company’s recorded tax provision can be significantly different than the expected tax provision calculated based on the statutory tax rate.

The recorded tax provision is particularly impacted by foreign currency exchange rate fluctuations. The Company’s functional and reporting currency is US dollars; however, the calculation of income tax expense is based on income in the currency of the country of origin. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar. During the first quarter, the Canadian dollar weakened against the US dollar. As a result, the Company recorded an unrealized foreign exchange gain of $1.8 million on the revaluation of the Company’s Canadian dollar denominated deferred income tax liability. This compares to an unrealized foreign exchange loss of $3.0 million in the comparable quarter of the prior year. The unrealized foreign exchange gain is recorded as part of the Company’s deferred income tax recovery, and is not taxable for Canadian income tax purposes. During the first quarter, the Company also recognized a deferred income tax expense of $3.1 million for temporary differences arising from the difference between the historical exchange rate and the current exchange rate translation of foreign currency non-monetary items. This compares to a deferred income tax recovery of $1.5 million recognized in the comparable quarter of the prior year. The recorded tax provision during the quarter also included a net income tax recovery of $1.2 million relating to foreign exchange differences between income in the currency of the country of origin and US dollars. This compares to a net income tax recovery of $1.9 million recognized in the comparable quarter of the prior year.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

CONSOLIDATED SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
The principal components of selling, general and administrative (“SG&A”) expenses include expenses for salaries and benefits, professional fees, consulting and travel. The Company incurred SG&A expenses of $16.8 million for the first quarter, compared to $6.7 million in the comparable quarter of the prior year. The increase from the comparable quarter of the prior year was primarily due to $11.3 million of transaction costs related to the Ekati Diamond Mine Acquisition. See “Segmented Analysis” on page 8 for additional information.

2014 FIRST QUARTER REPORT

Dominion Diamond Corporation

CONSOLIDATED FINANCE EXPENSES FROM CONTINUING OPERATIONS
Finance expenses for the first quarter were $4.0 million compared to $2.2 million for the comparable quarter of the prior year. Also included in consolidated finance expense is accretion expense of $2.2 million (three months ended April 30, 2012 – $0.7 million) related to the Diavik Diamond Mine’s and Ekati Diamond Mine’s future site restoration liabilities.

CONSOLIDATED EXPLORATION EXPENSE FROM CONTINUING OPERATIONS
Exploration expense of $1.0 million was incurred during the first quarter compared to $0.3 million in the comparable quarter of the prior year.

CONSOLIDATED FINANCE AND OTHER INCOME FROM CONTINUING OPERATIONS
Finance and other income of $0.8 million was recorded during the first quarter compared to $0.1 million in the comparable quarter of the prior year.

CONSOLIDATED FOREIGN EXCHANGE FROM CONTINUING OPERATIONS
A net foreign exchange gain of $0.7 million was recognized during the first quarter compared to a net foreign exchange loss of $0.4 million in the comparable quarter of the prior year. The Company does not currently have any significant foreign exchange derivative instruments outstanding.

Segmented Analysis
The operating segments of the Company include the Diavik Diamond Mine, the Ekati Diamond Mine and Corporate segments. The Corporate segment captures costs not specifically related to operating the Diavik and Ekati mines.

Diavik Diamond Mine
This segment includes the production, sorting and sale of rough diamonds from the Diavik Diamond Mine.

(expressed in thousands of United States dollars)
(unaudited)

									Three	Three
									months	months
									ended	ended
	2014	2013	2013	2013	2013	2012	2012	2012	April 30,	April 30,
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	2013	2012
Sales
North America	$6,179	$4,604	$7,697	$2,269	$7,432	$2,727	$8,835	$447	$6,179	$7,432
Europe	61,642	84,346	57,438	50,514	54,370	78,846	21,993	80,131	61,642	54,370
India	21,095	21,161	19,683	8,690	27,207	20,659	5,411	9,030	21,095	27,207
Total sales	88,916	110,111	84,818	61,473	89,009	102,232	36,239	89,608	88,916	89,009
Cost of sales	61,888	79,038	71,663	46,784	70,099	72,783	34,112	67,613	61,888	70,099
Gross margin	27,028	31,073	13,155	14,689	18,910	29,449	2,127	21,995	27,028	18,910
Gross margin (%)	30.4%	28.2%	15.5%	23.9%	21.2%	28.8%	5.9%	24.5%	30.4%	21.2%
Selling, general and administrative expenses	1,110	1,860	1,279	1,050	972	1,308	1,026	889	1,110	972
Operating profit (loss)	$25,918	$29,213	$11,876	$13,639	$17,938	$28,141	$1,101	$21,106	$25,918	$17,938
Depreciation and amortization (i)	19,906	24,042	20,283	12,874	21,876	23,849	19,709	17,172	19,906	21,865
EBITDA (ii)	$45,824	$53,255	$32,159	$26,513	$39,814	$51,990	$20,810	$38,278	$45,824	$39,803

(i)	Depreciation and amortization included in cost of sales and selling, general and administrative expenses.
(ii)	Earnings before interest, taxes, depreciation and amortization (“EBITDA”). See “Non-IFRS Measure” on page 15.

Three Months Ended April 30, 2013 Compared to Three Months Ended April 30, 2012
DIAVIK SALES
During the first quarter, the Company sold approximately 0.78 million carats from the Diavik Diamond Mine for a total of $88.9 million for an average price per carat of $114 compared to 1.0 million carats for a total of $89.0 million for an average price per carat of $88 in the comparable quarter of the prior year. The 29% increase in the Company’s achieved average rough diamond prices and the 23% decrease in volume of carats sold versus the prior quarter resulted primarily from the sale during the first quarter of the prior year of almost all of the remaining lower priced goods originally held back in inventory by the Company at October 31, 2011 due to an oversupply in the market at that time.

2014 FIRST QUARTER REPORT

Dominion Diamond Corporation

Had the Company sold only the last production shipped in the first quarter, the estimated achieved price would have been approximately $125 per carat based on the prices achieved in the May 2013 sale.

DIAVIK COST OF SALES AND GROSS MARGIN
The Company’s first quarter cost of sales for the Diavik Diamond Mine was $61.9 million resulting in a gross margin of 30.4% compared to a cost of sales of $70.1 million and a gross margin of 21.2% in the comparable quarter of the prior year. Cost of sales for the first quarter included $19.5 million of depreciation and amortization compared to $21.5 million in the comparable quarter of the prior year. The gross margin is anticipated to fluctuate between quarters, resulting from variations in the specific mix of product sold during each quarter and rough diamond prices.

A substantial portion of consolidated cost of sales is mining operating costs, which are incurred at the Diavik Diamond Mine. During the first quarter, the Diavik cash cost of production was $42.9 million compared to $44.0 million in the comparable quarter of the prior year. Cost of sales also includes sorting costs, which consists of the Company’s cost of handling and sorting product in preparation for sales to third parties, and depreciation and amortization, the majority of which is recorded using the unit-of-production method over estimated proven and probable reserves.

The MD&A refers to cash cost of production, a non-IFRS performance measure, in order to provide investors with information about the measure used by management to monitor performance. This information is used to assess how well the Diavik Diamond Mine is performing compared to the mine plan and prior periods. Cash cost of production includes mine site operating costs such as mining, processing and administration, but is exclusive of amortization, capital, and exploration and development costs. Cash cost of production does not have any standardized meaning prescribed by IFRS and differs from measures determined in accordance with IFRS. This performance measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net profit or cash flow from operations as determined under IFRS. The following table provides a reconciliation of cash cost of production to the Diavik Diamond Mine’s cost of sales disclosed for the three months ended April 30, 2013 and 2012.

	Three months ended	Three months ended
(expressed in thousands of United States dollars)	April 30, 2013	April 30, 2012
Diavik cash cost of production	$42,919	$44,036
Private royalty	1,194	2,638
Other cash costs	1,070	1,429
Total cash cost of production	45,183	48,103
Depreciation and amortization	22,909	13,772
Total cost of production	68,092	61,875
Adjusted for stock movements	(6,204)	8,225
Total cost of sales	$61,888	$70,100

DIAVIK SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses for the Diavik Diamond Mine segment was $1.1 million compared to $1.0 million in the comparable period of the prior year.

OPERATIONAL UPDATE
Production for first calendar quarter at the Diavik Diamond Mine was 1.9 million carats at 100%. Total production includes reprocessed plant rejects ("RPR"), which are not included in the Company’s reserves and resource statement and are therefore incremental to production. Rough diamond production was 21% higher than the prior calendar quarter due primarily to improved grades in each of the kimberlite pipes.

2014 FIRST QUARTER REPORT

Dominion Diamond Corporation

DOMINION DIAMOND DIAVIK LIMITED PARTNERSHIP’S 40% SHARE OF DIAVIK DIAMOND MINE PRODUCTION
(reported on a one-month lag)

For the three months ended March 31, 2013
	Ore Processed	Carats	Grade
Pipe	(000s tonnes)	(000s)	(carats/tonne)
A-154 South	60	282	4.71
A-154 North	70	162	2.32
A-418	71	291	4.11
RPR	1	43	–
Total	202	778	3.67	(a)
(a) Grade has been adjusted to exclude RPR

For the three months ended March 31, 2012
	Ore Processed	Carats	Grade
Pipe	(000s tonnes)	(000s)	(carats/tonne)
A-154 South	15	49	3.24
A-154 North	40	70	1.73
A-418	155	491	3.17
RPR	1	32	–
Total	211	642	2.90	(a)

(a) Grade has been adjusted to exclude RPR

Diavik Operations Outlook
PRODUCTION
A mine plan and budget for calendar 2013 has been approved by Rio Tinto plc (“Rio Tinto”) and the Company. The plan for calendar 2013, which originally included Diavik Diamond Mine production of approximately 6 million carats, currently foresees production of approximately 6.6 million carats from the mining and processing of approximately 1.6 million tonnes of ore and the processing of approximately 2.0 million tonnes of material from both mining and stockpiles. The approximately 11% increase in carats in expected production for calendar 2013, as compared to the previously disclosed plan, relates primarily to the processing of more stockpiled ore during the calendar year. Mining activities will be exclusively underground with approximately 0.7 million tonnes expected to be sourced from A-154 North, approximately 0.4 million tonnes from A-154 South and approximately 0.5 million tonnes from A-418 kimberlite pipes. Included in the estimated production for calendar 2013 is approximately 0.4 million carats from RPR and 0.2 million carats from the improved recovery process for small diamonds. These RPR and small diamond recoveries are not included in the Company’s reserves and resource statement and are therefore incremental to production.

Rio Tinto is continuing its strategic review of its diamond business. It is currently anticipated that a decision to develop the A-21 kimberlite pipe will await a new operating owner for the 60% Diavik interest currently held by Rio Tinto.

PRICING
Based on prices from the Company's rough diamond sales during the first quarter and the current diamond recovery profile of the Diavik processing plant, the Company has modeled the current approximate rough diamond price per carat for each of the Diavik ore types in the table that follows:

Sales cycle ended
May 2013
average price per
carat
Ore type	(in US dollars)
A-154 South	$140
A-154 North	180
A-418	100
RPR	50

2014 FIRST QUARTER REPORT

Dominion Diamond Corporation

COST OF SALES AND CASH COST OF PRODUCTION
The Company currently expects cost of sales for the Diavik Diamond Mine in fiscal 2014 to be approximately $285 million (including depreciation and amortization of approximately $90 million). The Company’s share of the cash cost of production at the Diavik Diamond Mine for calendar 2013 is expected to be approximately $175 million at an assumed average Canadian/US dollar exchange rate of $1.00.

CAPITAL EXPENDITURES
During fiscal 2014, DDDLP’s 40% share of the planned capital expenditures for the Diavik Diamond Mine is expected to be approximately $28 million at an assumed average Canadian/US dollar exchange rate of $1.00. During the first quarter, DDDLP’s share of capital expenditures was $10.2 million.

Ekati Diamond Mine
This segment includes the production, sorting and sale of rough diamonds from the Ekati Diamond Mine.

(expressed in thousands of United States dollars)
(unaudited)

									Three	Three
									months	months
									ended	ended
	2013	2012	2012	2012	2012	2011	2011	2011	April 30,	April 30,
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	2013	2012
Sales
North America	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Europe	19,921	–	–	–	–	–	–	–	19,921	–
India	–	–	–	–	–	–	–	–	–	–
Total sales	19,921	–	–	–	–	–	–	–	19,921	–
Cost of sales	19,647	–	–	–	–	–	–	–	19,647	–
Gross margin	274	–	–	–	–	–	–	–	274	–
Gross margin (%)	1.4%	–%	–%	–%	–%	–%	–%	–%	1.4%	–%
Selling, general and administrative expenses	520	–	–	–	–	–	–	–	520	–
Operating profit (loss)	$(246)	$–	$–	$–	$–	$–	$–	$–	$(246)	$–
Depreciation and amortization (i)	–	–	–	–	–	–	–	–	–	–
EBITDA (ii)	$(246)	$–	$–	$–	$–	$–	$–	$–	$(246)	$–

(i)

Depreciation and amortization included in cost of sales and selling, general and administrative expenses. All sales are related to inventory purchased as a part of the Ekati Diamond Mine Acquisition, and accordingly are accounted for as cash cost of sales.

(ii)	Earnings before interest, taxes, depreciation and amortization (“EBITDA”). See “Non-IFRS Measure” on page 15.

Period from April 10 to April 30, 2013
EKATI SALES
During the period from April 10 to April 30, 2013, the Company sold approximately 0.01 million carats from the Ekati Diamond Mine for a total of $19.9 million for an average price per carat of $1,620. The above-average achieved price per carat resulted from the timing of Ekati sales. Sales in April consisted only of Ekati’s high value, high quality diamonds. Had the Company sold only the last production shipped in the first quarter, the estimated achieved price would have been approximately $350 per carat based on the prices achieved in the May 2013 sale.

EKATI COST OF SALES AND GROSS MARGIN
The Company’s cost of sales for the Ekati Diamond Mine for the period from April 10 to April 30, 2013, was $19.6 million, resulting in a gross margin of 1.4% . Cost of sales for the first quarter reflected the purchase of inventory at market values as part of the Ekati Diamond Mine Acquisition. Cost of sales would have been approximately $13 million excluding the market value adjustment made as part of the Ekati Diamond Mine Acquisition. The gross margin is anticipated to fluctuate between quarters, resulting from variations in the specific mix of product sold during each quarter and rough diamond prices and the sale of inventory purchased at market values as part of the Ekati Diamond Mine Acquisition.

2014 FIRST QUARTER REPORT

Dominion Diamond Corporation

A substantial portion of consolidated cost of sales is mining operating costs, which are incurred at the Ekati Diamond Mine. During the period from April 10 to April 30, 2013, the Ekati cash cost of production was $17.4 million. Cost of sales also includes sorting costs, which consists of the Company’s cost of handling and sorting product in preparation for sales to third parties, and depreciation and amortization, the majority of which is recorded using the unit-of-production method over estimated proven and probable reserves.

The MD&A refers to cash cost of production, a non-IFRS performance measure, in order to provide investors with information about the measure used by management to monitor performance. This information is used to assess how well the Ekati Diamond Mine is performing compared to the mine plan and prior periods. Cash cost of production includes mine site operating costs such as mining, processing and administration, but is exclusive of amortization, capital, and exploration and development costs. Cash cost of production does not have any standardized meaning prescribed by IFRS and differs from measures determined in accordance with IFRS. This performance measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net profit or cash flow from operations as determined under IFRS. The following table provides a reconciliation of cash cost of production to the Ekati Diamond Mine’s operations’ cost of sales disclosed for the period April 10 to April 30, 2013.

Period April 10 to
(expressed in thousands of United States dollars)	April 30, 2013
Ekati cash cost of production	$17,381
Other cash costs including inventory acquisition	134,647
Total cash cost of production	152,028
Depreciation and amortization	6,544
Total cost of production	158,572
Adjusted for stock movements	(138,925)
Total cost of sales	$19,647

EKATI SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses for the Ekati Diamond Mine segment were $0.5 million.

Ekati Operations Outlook
PRODUCTION
A new mine plan and budget for the Ekati Diamond Mine for the next operating period is currently under review. This plan foresees production (on a 100% basis) for the period from April 10, 2013 (the date of acquisition by the Company of its interest in the Ekati Diamond Mine) to the calendar 2013 year-end of approximately 1.0 million carats from the mining of approximately 3.5 million tonnes from mineral reserve, and the processing of approximately 3.9 million tonnes, with the additional material being made up of diamond bearing kimberlite from a satellite body in the Misery open pit that is excavated as part of the waste stripping as the pit profile is advanced.

PRICING
Based on prices from the Company's rough diamond sales during April and the current diamond recovery profile of the Ekati processing plant, the Company has modeled the current approximate rough diamond price per carat for each of the Ekati ore types in the table that follows:

Sales cycle ended
May 2013
average price per
carat
Ore type	(in US dollars)
Koala Phase 5	$370
Koala Phase 6	430
Koala North	450
Fox	325

COST OF SALES AND CASH COST OF PRODUCTION
The Company currently expects cost of sales at the Ekati Diamond Mine in fiscal 2014 to be approximately $405 million (including depreciation and amortization of approximately $40 million). The cash cost of production at the Ekati Diamond Mine for fiscal 2014 is expected to be approximately $320 million at an assumed average Canadian/US dollar exchange rate of $1.00.

2014 FIRST QUARTER REPORT

Dominion Diamond Corporation

CAPITAL EXPENDITURES
During fiscal 2014, the planned capital expenditures for the Ekati Diamond Mine are expected to be approximately $85 million at an assumed average Canadian/US dollar exchange rate of $1.00. During the period April 10 to April 30, capital expenditures were approximately $8.8 million.

Corporate
The corporate segment captures costs not specifically related to the operations of the Diavik and Ekati diamond mines.

(expressed in thousands of United States dollars)
(unaudited)

									Three months	Three months
									ended	ended
	2014	2013	2013	2013	2013	2012	2012	2012	April 30,	April 30,
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	2013	2012
Sales	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Cost of sales	–	–	–	–	–	–	–	–	–	–
Gross margin	–	–	–	–	–	–	–	–	–	–
Gross margin (%)	–%	–%	–%	–%	–%	–%	–%	–%	–%	–%
Selling, general and administrative expenses	15,213	8,227	6,302	4,700	5,767	4,153	4,364	4,820	15,213	5,767
Operating loss	$(15,213)	$(8,227)	$(6,302)	$(4,700)	$(5,767)	$(4,153)	$(4,364)	$(4,820)	$(15,213)	$(5,767)
Depreciation and amortization (i)	305	304	306	286	296	434	223	289	305	296
EBITDA (ii)	$(14,908)	$(7,923)	$(5,996)	$(4,414)	$(5,471)	$(3,719)	$(4,141)	$(4,531)	$(14,908)	$(5,471)

(i)	Depreciation and amortization included in cost of sales and selling, general and administrative expenses.
(ii)	Earnings before interest, taxes, depreciation and amortization (“EBITDA”). See “Non-IFRS Measure” on page 15.

Three Months Ended April 30, 2013 Compared to Three Months Ended April 30, 2012
CORPORATE SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses for the corporate segment increased by $9.5 million from the comparable quarter of the prior year primarily due to $11.3 million of transaction costs related to the Ekati Diamond Mine Acquisition.

Discontinued Operations
On March 26, 2013, the Company completed the disposition of the Luxury Brand Segment to Swatch Group. As a result of the Luxury Brand Divestiture, the Company’s consolidated results no longer include the operations of the Luxury Brand Segment and the results of the Luxury Brand Segment are now treated as discontinued operations for reporting purposes. Current and prior period results have been restated to reflect this change.

Liquidity and Capital Resources
Working Capital
As at April 30, 2013, the Company had unrestricted cash and cash equivalents of $231.2 million and restricted cash of $125.7 million compared to $104.3 million and $nil at January 31, 2013. The restricted cash is used to support letters of credit to the Government of Canada of $126 million in support of the reclamation obligations for the Ekati Diamond Mine. During the quarter ended April 30, 2013, the Company reported a use of cash from operations of $9.5 million compared to a source of cash of $24.9 million in the comparable period of the prior year.

Working capital increased to $470.4 million at April 30, 2013 from $361.5 million at January 31, 2013. During the quarter, the Company increased accounts receivable from continuing operations by $3.2 million, decreased other current assets from continuing operations by $1.8 million, increased inventory and supplies from continuing operations by $31.0 million, increased trade and other payables from continuing operations by $4.7 million and decreased employee benefit plans from continuing operations by $1.0 million.

The Company’s liquidity requirements fluctuate from quarter to quarter depending on, among other factors, the seasonality of production at the Company’s mineral properties, seasonality of mine operating expenses, capital expenditure programs, the number of rough diamond sales events conducted during the quarter, and the volume, size and quality distribution of rough diamonds delivered from the Company’s mineral properties and sold by the Company in each quarter.

2014 FIRST QUARTER REPORT

Dominion Diamond Corporation

The Company assesses liquidity and capital resources on a consolidated basis. The Company’s requirements are for cash operating expenses, working capital, contractual debt requirements and capital expenditures. The Company believes that it will generate sufficient liquidity to meet its anticipated requirements for the next twelve months.

Financing Activities
The Company maintains a senior secured revolving credit facility with Standard Chartered Bank. At April 30, 2013, $50.0 million was outstanding. On May 31, 2013, the Company repaid the $50.0 million outstanding.

In connection with the Ekati Diamond Mine Acquisition, the Company arranged new secured credit facilities with The Royal Bank of Canada and Standard Chartered Bank consisting of a $400 million term loan, a $100 million revolving credit facility and a $140 million letter of credit facility (expandable to $265 million in aggregate). The Ekati Diamond Mine Acquisition was completed on April 10, 2013. The Company ultimately determined to fund the Ekati Diamond Mine Acquisition by way of cash on hand and did not draw on these new facilities.

As at April 30, 2013, $27.9 million and $nil was outstanding under the Company’s revolving financing facility relating to its Belgian subsidiary, Dominion Diamond International NV, and its Indian subsidiary, Dominion Diamond (India) Private Limited, respectively, compared to $nil and $1.1 million at January 31, 2013.

Investing Activities
During the fiscal quarter, the Company purchased property, plant and equipment of $19.7 million for its continuing operations, of which $10.9 million was purchased for the Diavik Diamond Mine and $8.8 million for the Ekati Diamond Mine.

Contractual Obligations
The Company has contractual payment obligations with respect to interest-bearing loans and borrowings and, through its participation in the Diavik Joint Venture and the Ekati Diamond Mine, future site restoration costs at both the Ekati and Diavik Diamond Mine level. Additionally, at the Diavik Joint Venture level, contractual obligations exist with respect to operating purchase obligations, as administered by DDMI, the operator of the mine. In order to maintain its 40% ownership interest in the Diavik Diamond Mine, DDDLP is obligated to fund 40% of the Diavik Joint Venture’s total expenditures on a monthly basis. Not reflected in the table below are capital expenditures for the calendar years 2013 to 2017 of approximately $70 million assuming a Canadian/US average exchange rate of $1.00 for each of the five years relating to DDDLP’s current projected share of the planned capital expenditures (excluding the A-21 pipe) at the Diavik Diamond Mine. Also not reflected are capital expenditures for Ekati Diamond Mine. The most significant contractual obligations for the ensuing five-year period can be summarized as follows:

CONTRACTUAL OBLIGATIONS		Less than	Year	Year	After
(expressed in thousands of United States dollars)	Total	1 year	2–3	4–5	5 years
Interest-bearing loans and borrowings (a)(b)	$84,675	$79,291	$2,438	$2,438	$508
Environmental and participation agreements incremental commitments (c)	217,450	208,017	4,768	–	4,665
Operating lease obligations (d)	19,234	4,950	10,115	4,169	–
Total contractual obligations	$321,359	$292,258	$17,321	$6,607	$5,173

(a)

(i) Interest-bearing loans and borrowings presented in the foregoing table include current and long-term portions. The Company maintains a senior secured revolving credit facility with Standard Chartered Bank for $125.0 million. The facility has an initial maturity date of June 24, 2013, with two one-year extensions at the Company’s option. There are no scheduled repayments required before maturity. At April 30, 2013, $50.0 million was outstanding, and was subsequently repaid on May 31, 2013. In connection with the Ekati Diamond Mine Acquisition, the Company arranged new secured credit facilities with The Royal Bank of Canada and Standard Chartered Bank consisting of a $400 million term loan, a $100 million revolving credit facility and a $140 million letter of credit facility (expandable to $265 million in aggregate). The Ekati Diamond Mine Acquisition was completed on April 10, 2013. The Company ultimately determined to fund the Ekati Diamond Mine Acquisition by way of cash on hand and did not draw on these new facilities.

2014 FIRST QUARTER REPORT

Dominion Diamond Corporation

(ii) The Company has available a $45.0 million revolving financing facility (utilization in either US dollars or Euros) with Antwerp Diamond Bank for inventory and receivables funding in connection with marketing activities through its Belgian subsidiary, Dominion Diamond International NV, and its Indian subsidiary, Dominion Diamond (India) Private Limited. Borrowings under the Belgian facility bear interest at the bank’s base rate plus 1.5% . Borrowings under the Indian facility bear an interest rate of 13.5% . At April 30, 2013, $27.9 million and $nil was outstanding under this facility relating to Dominion Diamond International NV and Dominion Diamond (India) Private Limited, respectively. The facility is guaranteed by Dominion Diamond Corporation.

(iii) The Company’s first mortgage on real property has scheduled principal payments of approximately $0.2 million quarterly, may be prepaid at any time, and matures on September 1, 2018. On April 30, 2013, $5.4 million was outstanding on the mortgage payable.

(b)

Interest on loans and borrowings is calculated at various fixed and floating rates. Projected interest payments on the current debt outstanding were based on interest rates in effect at April 30, 2013, and have been included under interest-bearing loans and borrowings in the table above. Interest payments for the next twelve months are approximated to be $0.2 million.

(c)

Both the Diavik Joint Venture and Ekati Diamond Mine, under environmental and other agreements, must provide funding for the Environmental Monitoring Advisory Board. These agreements also state that the mines must provide security deposits for the performance of their reclamation and abandonment obligations under all environmental laws and regulations. The operator of the Diavik Joint Venture has fulfilled such obligations for the security deposits by posting letters of credit, of which DDDLP’s share as at April 30, 2013 was $82.0 million based on its 40% ownership interest in the Diavik Diamond Mine. There can be no assurance that the operator will continue its practice of posting letters of credit in fulfillment of this obligation, in which event DDDLP would be required to post its proportionate share of such security directly, which would result in additional constraints on liquidity. The requirement to post security for the reclamation and abandonment obligations may be reduced to the extent of amounts spent by the Diavik Joint Venture on those activities. The Company has posted letter of credits of $126 million with the Government of Canada supported by restricted cash in support of the reclamation obligations for the Ekati Diamond Mine. Both the Diavik and Ekati Diamond Mines have also signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of area Aboriginal bands. The actual cash outlay for obligations under these agreements is not anticipated to occur until later in the life of the mines.

(d)	Operating lease obligations represent future minimum annual rentals under non-cancellable operating leases at the Ekati Diamond Mine.

Non-IFRS Measures
In addition to discussing earnings measures in accordance with IFRS, the MD&A provides the following non-IFRS measures, which are also used by management to monitor and evaluate the performance of the Company.

Cash Cost of Production
The MD&A refers to cash cost of production, a non-IFRS performance measure, in order to provide investors with information about the measure used by management to monitor performance. This information is used to assess how well each of the Diavik Diamond Mine and Ekati Diamond Mine is performing compared to the mine plan and prior periods. Cash cost of production includes mine site operating costs such as mining, processing and administration, but is exclusive of amortization, capital, and exploration and development costs. Cash cost of production does not have any standardized meaning prescribed by IFRS and differs from measures determined in accordance with IFRS. This performance measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net profit or cash flow from operations as determined under IFRS.

EBITDA
The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have a standardized meaning according to IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines EBITDA as sales minus cost of sales and selling, general and administrative expenses, meaning it represents operating profit before depreciation and amortization.

EBITDA is a measure commonly reported and widely used by investors and analysts as an indicator of the Company’s operating performance and ability to incur and service debt and as a valuation metric. EBITDA margin is defined as the ratio obtained by dividing EBITDA by sales.

2014 FIRST QUARTER REPORT

Dominion Diamond Corporation

CONSOLIDATED

(expressed in thousands of United States dollars)
(unaudited)

									Three	Three
									months	months
									ended	ended
	2014	2013	2013	2013	2013	2012	2012	2012	April 30,	April 30,
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	2013	2012
Operating profit (loss) from continuing operations	$10,459	$20,987	$5,574	$8,939	$12,171	$23,985	$(3,263)	$16,286	$10,459	$12,171
Depreciation and amortization	20,211	24,346	20,588	13,160	22,172	24,284	19,933	17,461	20,211	22,172
EBITDA from continuing operations	$30,670	$45,333	$26,162	$22,099	$34,343	$48,269	$16,670	$33,747	$30,670	$34,343

DIAVIK DIAMOND MINE SEGMENT

(expressed in thousands of United States dollars)
(unaudited)

									Three	Three
									months	months
									ended	ended
	2014	2013	2013	2013	2013	2012	2012	2012	April 30,	April 30,
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	2013	2012
Operating profit	$25,918	$29,213	$11,876	$13,639	$17,938	$28,141	$1,101	$21,106	$25,918	$17,938
Depreciation and amortization	19,906	24,042	20,283	12,874	21,876	23,849	19,709	17,172	19,906	21,865
EBITDA	$45,824	$53,255	$32,159	$26,513	$39,814	$51,990	$20,810	$38,278	$45,824	$39,803

EKATI DIAMOND MINE SEGMENT

(expressed in thousands of United States dollars)
(unaudited)

									Three	Three
									months	months
									ended	ended
	2014	2013	2013	2013	2013	2012	2012	2012	April 30,	April 30,
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	2013	2012
Operating profit (loss)	$(246)	$–	$–	$–	$–	$–	$–	$–	$(246)	$–
Depreciation and amortization	–	–	–	–	–	–	–	–	–	–
EBITDA	$(246)	$–	$–	$–	$–	$–	$–	$–	$(246)	$–

CORPORATE SEGMENT

(expressed in thousands of United States dollars)
(unaudited)

									Three	Three
									months	months
									ended	ended
	2014	2013	2013	2013	2013	2012	2012	2012	April 30,	April 30,
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	2013	2012
Operating loss	$(15,213)	$(8,227)	$(6,302)	$(4,700)	$(5,767)	$(4,153)	$(4,364)	$(4,820)	$(15,213)	$(5,767)
Depreciation and amortization	305	304	306	286	296	434	223	289	305	296
EBITDA	$(14,908)	$(7,923)	$(5,996)	$(4,414)	$(5,471)	$(3,719)	$(4,141)	$(4,531)	$(14,908)	$(5,471)

2014 FIRST QUARTER REPORT

Dominion Diamond Corporation

Risks and Uncertainties
Dominion Diamond Corporation is subject to a number of risks and uncertainties as a result of its operations. In addition to the other information contained in this MD&A and the Company’s other publicly filed disclosure documents, readers should give careful consideration to the following risks, each of which could have a material adverse effect on the Company’s business prospects or financial condition.

Nature of Mining
The Company’s mineral operations are subject to risks inherent in the mining industry, including variations in grade and other geological differences, unexpected problems associated with required water retention dikes, water quality, surface and underground conditions, processing problems, equipment performance, accidents, labour disputes, risks relating to the physical security of the diamonds, force majeure risks and natural disasters. Particularly with underground mining operations, inherent risks include variations in rock structure and strength as it impacts on mining method selection and performance, de-watering and water handling requirements, achieving the required crushed rock-fill strengths, and unexpected local ground conditions. Hazards, such as unusual or unexpected rock formations, rock bursts, pressures, collapses, flooding or other conditions, may be encountered during mining. Such risks could result in personal injury or fatality; damage to or destruction of mining properties, processing facilities or equipment; environmental damage; delays, suspensions or permanent reductions in mining production; monetary losses; and possible legal liability.

The Company’s mineral properties, because of their remote northern location and access only by winter road or by air, are subject to special climate and transportation risks. These risks include the inability to operate or to operate efficiently during periods of extreme cold, the unavailability of materials and equipment, and increased transportation costs due to the late opening and/or early closure of the winter road. Such factors can add to the cost of mine development, production and operation and/or impair production and mining activities, thereby affecting the Company’s profitability.

Nature of Interest in Diavik Diamond Mine
DDDLP holds an undivided 40% interest in the assets, liabilities and expenses of the Diavik Diamond Mine and the Diavik group of mineral claims. The Diavik Diamond Mine and the exploration and development of the Diavik group of mineral claims is a joint arrangement between DDMI (60%) and DDDLP (40%), and is subject to the risks normally associated with the conduct of joint ventures and similar joint arrangements. These risks include the inability to exert influence over strategic decisions made in respect of the Diavik Diamond Mine and the Diavik group of mineral claims, including the inability to control the timing and scope of capital expenditures, and risks that DDMI may change the mine plan. By virtue of DDMI’s 60% interest in the Diavik Diamond Mine, it has a controlling vote in virtually all Diavik Joint Venture management decisions respecting the development and operation of the Diavik Diamond Mine and the development of the Diavik group of mineral claims. Accordingly, DDMI is able to determine the timing and scope of future project capital expenditures, and therefore is able to impose capital expenditure requirements on DDDLP that the Company may not have sufficient cash to meet. A failure to meet capital expenditure requirements imposed by DDMI could result in DDDLP’s interest in the Diavik Diamond Mine and the Diavik group of mineral claims being diluted. Rio Tinto plc, the parent of DDMI, announced a review of its diamond operations in early 2012.

Diamond Prices and Demand for Diamonds
The profitability of the Company is dependent upon the Company’s mineral properties and the worldwide demand for and price of diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, worldwide levels of diamond discovery and production, and the level of demand for, and discretionary spending on, luxury goods such as diamonds. Low or negative growth in the worldwide economy, renewed or additional credit market disruptions, natural disasters or the occurrence of terrorist attacks or similar activities creating disruptions in economic growth could result in decreased demand for luxury goods such as diamonds, thereby negatively affecting the price of diamonds. Similarly, a substantial increase in the worldwide level of diamond production or the release of stocks held back during recent periods of low demand could also negatively affect the price of diamonds. In each case, such developments could have a material adverse effect on the Company’s results of operations.

Cash Flow and Liquidity
The Company’s liquidity requirements fluctuate from quarter to quarter and year to year depending on, among other factors, the seasonality of production at the Company’s mineral properties, the seasonality of mine operating expenses, exploration expenses, capital expenditure programs, the number of rough diamond sales events conducted during the quarter, and the volume, size and quality distribution of rough diamonds delivered from the Company’s mineral properties and sold by the Company in each quarter. The Company’s principal working capital needs include investments in inventory, prepaid expenses and other current assets, and accounts payable and income taxes payable. There can be no assurance that the Company will be able to meet each or all of its liquidity requirements. A failure by the Company to meet its liquidity requirements could result in the Company failing to meet its planned development objectives, or in the Company being in default of a contractual obligation, each of which could have a material adverse effect on the Company’s business prospects or financial condition.

2014 FIRST QUARTER REPORT

Dominion Diamond Corporation

Economic Environment
The Company’s financial results are tied to the global economic conditions and their impact on levels of consumer confidence and consumer spending. The global markets have experienced the impact of a significant US and international economic downturn since autumn 2008. A return to a recession or weak recovery, due to recent disruptions in financial markets in the US, the Eurozone or elsewhere, budget policy issues in the US and political upheavals in the Middle East, could cause the Company to experience revenue declines due to deteriorated consumer confidence and spending, and a decrease in the availability of credit, which could have a material adverse effect on the Company’s business prospects or financial condition. The credit facilities essential to the diamond polishing industry are largely underwritten by European banks that are currently under stress with the European sovereign debt issue. The withdrawal or reduction of such facilities could also have a material adverse effect on the Company’s business prospects or financial condition. The Company monitors economic developments in the markets in which it operates and uses this information in its continuous strategic and operational planning in an effort to adjust its business in response to changing economic conditions.

Currency Risk
Currency fluctuations may affect the Company’s financial performance. Diamonds are sold throughout the world based principally on the US dollar price, and although the Company reports its financial results in US dollars, a majority of the costs and expenses of the Company’s mineral properties are incurred in Canadian dollars. Further, the Company has a significant deferred income tax liability that has been incurred and will be payable in Canadian dollars. The Company’s currency exposure relates to expenses and obligations incurred by it in Canadian dollars. The appreciation of the Canadian dollar against the US dollar, therefore, will increase the expenses of the Company’s mineral properties and the amount of the Company’s Canadian dollar liabilities relative to the revenue the Company will receive from diamond sales. From time to time, the Company may use a limited number of derivative financial instruments to manage its foreign currency exposure.

Licences and Permits
The Company’s mining operations require licences and permits from the Canadian and Northwest Territories governments. The Diavik Diamond Mine Type “A” Water Licence was renewed by the regional Wek’eezhii Land and Water Board to October 31, 2015. While the Company anticipates that DDMI, the operator of the Diavik Diamond Mine, will be able to renew this licence and other necessary permits in the future, there can be no guarantee that DDMI will be able to do so or obtain or maintain all other necessary licences and permits that may be required to maintain the operation of the Diavik Diamond Mine or to further explore and develop the Diavik property. While the Company anticipates it will be able to renew the necessary licences and permits for the Ekati Diamond Mine, there can be no guarantee that it will be able to do so or to obtain or maintain all other necessary licences and permits that may be required to maintain the operation of the Ekati Diamond Mine or to further explore and develop the Ekati property.

Regulatory and Environmental Risks
The operation of the Company’s mineral properties are subject to various laws and regulations governing the protection of the environment, exploration, development, production, taxes, labour standards, occupational health, waste disposal, mine safety and other matters. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation or changes in enforcement policies under existing laws and regulations could have a material adverse effect on the Company by increasing costs and/or causing a reduction in levels of production from the Company’s mineral properties.

Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mining operations. To the extent that the Company’s operations are subject to uninsured environmental liabilities, the payment of such liabilities could have a material adverse effect on the Company.

Climate Change
The Canadian government has established a number of policy measures in response to concerns relating to climate change. While the impact of these measures cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation; restrict industrial emission levels; impose added costs for emissions in excess of permitted levels; and increase costs for monitoring and reporting. Compliance with these initiatives could have a material adverse effect on the Company’s results of operations.

2014 FIRST QUARTER REPORT

Dominion Diamond Corporation

Resource and Reserve Estimates
The Company’s figures for mineral resources and ore reserves are estimates, and no assurance can be given that the anticipated carats will be recovered. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. The Company expects that its estimates of reserves will change to reflect updated information as well as to reflect depletion due to production. Reserve estimates may be revised upward or downward based on the results of current and future drilling, testing or production levels, and on changes in mine design. In addition, market fluctuations in the price of diamonds or increases in the costs to recover diamonds from the Company’s mineral properties may render the mining of ore reserves uneconomical.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that mineral resources will be upgraded to proven and probable ore reserves.

Insurance
The Company’s business is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, risks relating to the physical security of diamonds held as inventory or in transit, changes in the regulatory environment, and natural phenomena such as inclement weather conditions. Such occurrences could result in damage to the Company’s mineral properties, personal injury or death, environmental damage to the Company’s mineral properties, delays in mining, monetary losses and possible legal liability. Although insurance is maintained to protect against certain risks in connection with the Company’s mineral properties and the Company’s operations, the insurance in place will not cover all potential risks. It may not be possible to maintain insurance to cover insurable risks at economically feasible premiums.

Fuel Costs
The expected fuel needs for the Company’s mineral properties are purchased periodically during the year for storage, and transported to the mine site by way of the winter road. These costs will increase if transportation by air freight is required due to a shortened “winter road season” or unexpected high fuel usage.

The cost of the fuel purchased is based on the then prevailing price and expensed into operating costs on a usage basis. The Company’s mineral properties currently have no hedges for their future anticipated fuel consumption.

Reliance on Skilled Employees
Production at the Company’s mineral properties is dependent upon the efforts of certain skilled employees. The loss of these employees or the inability to attract and retain additional skilled employees may adversely affect the level of diamond production.

The Company’s success in marketing rough diamonds is dependent on the services of key executives and skilled employees, as well as the continuance of key relationships with certain third parties, such as diamantaires. The loss of these persons or the Company’s inability to attract and retain additional skilled employees or to establish and maintain relationships with required third parties may adversely affect its business and future operations in marketing diamonds.

Changes in Internal Control over Financial Reporting
Limitation on Scope of Design
Management has limited the scope of design of its disclosure controls and procedures and internal controls over financial reporting to exclude controls, policies and procedures of entities acquired as part of the Ekati Diamond Mine Acquisition.

Since the acquisition was closed 20 days prior to the end of the first quarter of fiscal 2014, management was unable to adequately test the internal control systems in place. While management believes that internal controls were operating effectively, since it was unable to test these systems, it elected to exclude them from the scope of certification as allowed by NI 52-109. Management intends performing such testing by the end of fiscal 2014.

The chart below presents the summary financial information for entities acquired as part of the Ekati Diamond Mine Acquisition included in the Company’s unaudited interim condensed consolidated financial statements:

2014 FIRST QUARTER REPORT

Dominion Diamond Corporation

As at April 30, 2013
Current assets	357,289
Long-term assets	848,826
Current liabilities	67,768
Long-term liabilities	557,583

Critical Accounting Estimates
Management is often required to make judgments, assumptions and estimates in the application of IFRS that have a significant impact on the financial results of the Company. Certain policies are more significant than others and are, therefore, considered critical accounting policies. Accounting policies are considered critical if they rely on a substantial amount of judgment (use of estimates) in their application, or if they result from a choice between accounting alternatives and that choice has a material impact on the Company’s financial performance or financial position.

The critical accounting estimates applied in the preparation of the Company’s unaudited interim condensed consolidated financial statements are consistent with those applied and disclosed in the Company’s MD&A for the year ended January 31, 2013.

Changes in Accounting Policies
The International Accounting Standards Board (“IASB”) has issued a new standard, IFRS 9, “Financial Instruments” (“IFRS 9”), which will ultimately replace IAS 39, “Financial Instruments: Recognition and Measurement” (“IAS 39”). IFRS 9 provides guidance on the classification and measurement of financial assets and financial liabilities. This standard becomes effective for the Company’s fiscal year end beginning February 1, 2015. The Company is currently assessing the impact of the new standard on its financial statements.

(a) New Accounting Standards

(i) IFRS 10 – CONSOLIDATED FINANCIAL STATEMENTS

IFRS 10, “Consolidated Financial Statements” (“IFRS 10”) replaces the consolidation requirements in SIC-12, “Consolidation – Special Purpose Entities” and IAS 27, “Consolidated and Separate Financial Statements”. The new standard establishes control as the basis for determining which entities are consolidated in the consolidated financial statements and provides guidance to assist in the determination of control where it is difficult to assess. IFRS 10 did not have a material impact on the Company’s consolidated financial statements upon its adoption on February 1, 2013.

(ii) IFRS 11 – JOINT ARRANGEMENTS

IFRS 11, “Joint Arrangements” (“IFRS 11”) replaces IAS 31, “Interest in Joint Ventures”. The new standard applies to the accounting for interests in joint arrangements where there is joint control. Under IFRS 11, joint arrangements are classified as either joint ventures or joint operations. The structure of the joint arrangement will no longer be the most significant factor in determining whether a joint arrangement is either a joint venture or a joint operation. For a joint venture, proportionate consolidation will no longer be allowed and will be replaced by equity accounting. IFRS 11 did not have a material impact on the Company’s unaudited interim condensed consolidated financial statements upon its adoption on February 1, 2013.

(iii) IFRS 13 – FAIR VALUE MEASURMENT

IFRS 13, “Fair Value Measurement” (“IFRS 13”) generally makes IFRS consistent with generally accepted accounting principles in the United States (“US GAAP”) on measuring fair value and related fair value disclosures. The new standard creates a single source of guidance for fair value measurements. The adoption of IFRS 13 did not have an effect on the Company’s unaudited interim condensed consolidated financial statements. The disclosure requirements of IFRS 13 will be incorporated in the Company’s annual consolidated financial statements for the year ended January 31, 2014. This will include disclosures about fair values of financial assets and liabilities measured on a recurring basis and non-financial assets and liabilities measured on a non-recurring basis. The Company will also include disclosures about assumptions used in calculating fair value less cost of disposal for its annual goodwill impairment test.

2014 FIRST QUARTER REPORT

Dominion Diamond Corporation

(iv) IFRIC 20 – STRIPPING COSTS IN THE PRODUCTION PHASE OF A SURFACE MINE

The International Financial Reporting Interpretations Committee (“IFRIC”) issued IFRIC 20, “Stripping Costs in the Production Phase of a Surface Mine” (“IFRIC 20”), which clarifies the requirements for accounting for stripping costs associated with waste removal in surface mining, including when production stripping costs should be recognized as an asset, how the asset is initially recognized, and subsequent measurement. IFRIC 20 did not have a material impact on the Company’s unaudited interim condensed consolidated financial statements upon its adoption on February 1, 2013.

(v) IAS 19 – EMPLOYEE BENEFITS

Amendments to IAS 19, “Employee Benefits” (“IAS 19”) eliminates the option to defer the recognition of actuarial gains and losses through the “corridor” approach, revises the presentation of changes in assets and liabilities arising from defined benefit plans and enhances the disclosures for defined benefit plans. IAS 19 is effective for the Company’s fiscal year end beginning February 1, 2013, with early adoption permitted. IAS 19 did not have a material impact on the Company’s unaudited interim condensed consolidated financial statements upon its adoption on February 1, 2013.

(vi) IAS 1 – PRESENTATION OF FINANCIAL STATEMENTS

Amendments to IAS 1, “Presentation of Financial Statements” (“IAS 1”) have been adopted by the Company on February 1, 2013, with retrospective application. The amendments to IAS 1 require the grouping of items within other comprehensive income that may be reclassified to profit or loss and those that will not be reclassified. The Company has amended its consolidated statement of comprehensive income for all periods presented in these unaudited interim condensed consolidated financial statements to reflect the presentation changes required under the amended IAS 1. Since these changes are reclassifications within the statement of comprehensive income, there is no net impact on the Company’s comprehensive income.

Outstanding Share Information

As at MAY 31, 2013

Authorized	Unlimited
Issued and outstanding shares	84,990,031
Options outstanding	2,036,000
Fully diluted	87,026,031

Additional Information
Additional information relating to the Company, including the Company’s most recently filed Annual Information Form, can be found on SEDAR at www.sedar.com, and is also available on the Company’s website at www.ddcorp.ca.

2014 FIRST QUARTER REPORT

Dominion Diamond Corporation

Condensed Consolidated Balance Sheets
(UNAUDITED) (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

	April 30, 2013	January 31, 2013
ASSETS

Current assets
Cash and cash equivalents	$231,245	$104,313
Accounts receivable	8,044	3,705
Inventory and supplies (note 5)	439,786	115,627
Other current assets	28,204	29,486
Assets held for sale (note 6)	–	718,804
	707,279	971,935
Property, plant and equipment	1,519,568	727,489
Restricted cash (note 7)	125,658	–
Goodwill	42,204	–
Other non-current assets	9,810	6,937
Deferred income tax assets	7,112	4,095
Total assets	$2,411,631	$1,710,456

LIABILITIES AND EQUITY

Current liabilities
Trade and other payables	$114,876	$39,053
Employee benefit plans (note 9)	1,672	2,634
Income taxes payable	41,842	32,977
Current portion of interest-bearing loans and borrowings (note 10)	78,526	51,508
Liabilities held for sale (note 6)	–	484,252
	236,916	610,424
Interest-bearing loans and borrowings (note 10)	4,538	4,799
Deferred income tax liabilities	238,687	181,427
Employee benefit plans (note 9)	23,000	3,499
Provisions (note 4)	428,828	79,055
Total liabilities	931,969	879,204
Equity
Share capital	508,401	508,007
Contributed surplus	21,423	20,387
Retained earnings	795,945	295,738
Accumulated other comprehensive income	893	6,357
Total shareholders’ equity	1,326,662	830,489
Non-controlling interest	153,000	763
Total equity	1,479,662	831,252
Total liabilities and equity	$2,411,631	$1,710,456
Subsequent event (note 10)

The accompanying notes are an integral part of these consolidated financial statements.

2014 FIRST QUARTER REPORT

Dominion Diamond Corporation

Condensed Consolidated Income Statements
(UNAUDITED) (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS)

	Three months	Three months
	ended	ended
	April 30, 2013	April 30, 2012
Sales	$108,837	$89,009
Cost of sales	81,535	70,099
Gross margin	27,302	18,910
Selling, general and administrative expenses	16,843	6,739
Operating profit	10,459	12,171
Finance expenses	(3,994)	(2,242)
Exploration costs	(1,039)	(254)
Finance and other income	804	52
Foreign exchange gain (loss)	732	(370)
Profit before income taxes	6,962	9,357
Income tax expense	4,699	3,330
Net profit from continuing operations	2,263	6,027
Net profit from discontinued operations (note 6)	497,385	5,583
Net profit	$499,648	$11,610
Net profit (loss) from continuing operations attributable to
Shareholders	$2,822	$6,027
Non-controlling interest	(559)	–
Net profit (loss) attributable to
Shareholders	$500,207	11,610
Non-controlling interest	(559)	$–
Earnings per share – continuing operations
Basic	$0.03	$0.07
Diluted	0.03	0.07
Earnings per share
Basic	5.89	0.14
Diluted	5.82	0.14
Weighted average number of shares outstanding	84,890,564	84,874,781

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

2014 FIRST QUARTER REPORT

Dominion Diamond Corporation

Condensed Consolidated Statements of Comprehensive Income
(UNAUDITED) (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

	Three months	Three months
	ended April 30,	ended April 30,
	2013	2012
Net profit	$499,648	$11,610
Other comprehensive income
Items that may be reclassified to profit
Net gain (loss) on translation of net foreign operations (net of tax of nil)	(10,735)	137
Items that will not be reclassified to profit
Actuarial loss on employee benefit plans (net of tax of $0.7 million )	5,271	–
Other comprehensive income, net of tax	(5,464)	137
Total comprehensive income	$494,184	$11,747
Comprehensive income from continuing operations	$2,133	$6,012
Comprehensive income from discontinued operations	492,051	5,735
Comprehensive income (loss) attributable to
Shareholders	$494,743	$11,747
Non-controlling interest	(559)	–

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

2014 FIRST QUARTER REPORT

Dominion Diamond Corporation

Condensed Consolidated Statements of Changes in Equity
(UNAUDITED) (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

	Three months	Three months
	ended April 30,	ended April 30,
	2013	2012
Common shares:
Balance at beginning of period	$508,007	$507,975
Issued during the period	394	–
Balance at end of period	508,401	507,975
Contributed surplus:
Balance at beginning of period	20,387	17,764
Stock-based compensation expense	1,036	406
Balance at end of period	21,423	18,170
Retained earnings:
Balance at beginning of period	295,738	261,028
Net profit attributable to common shareholders	500,207	11,610
Balance at end of period	795,945	272,638
Accumulated other comprehensive income:
Balance at beginning of period	6,357	10,086
Other comprehensive income
Items that may be reclassified to profit
Net gain (loss) on translation of net foreign operations (net of tax of nil)	(10,735)	137
Items that will not be reclassified to profit
Actuarial loss on employee benefit plans (net of tax of $0.7 million )	5,271	–
Balance at end of period	893	10,223
Non-controlling interest:
Balance at beginning of period	763	255
Non-controlling interest	152,237	–
Balance at end of period	153,000	255
Total equity	$1,479,662	$809,261

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

2014 FIRST QUARTER REPORT

Dominion Diamond Corporation

Condensed Consolidated Statements of Cash Flows
(UNAUDITED) (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

	Three months	Three months
	ended April 30,	ended April 30,
	2013	2012
Cash provided by (used in)
OPERATING
Net profit	$499,648	$6,027
Depreciation and amortization	20,211	22,169
Deferred income tax recovery	(8,740)	(2,568)
Current income tax expense	13,439	5,898
Finance expenses	3,994	2,242
Stock-based compensation	1,036	406
Other non-cash items	(859)	–
Foreign exchange (gain) loss	(1,037)	843
Loss (gain) on disposition of assets	362	(330)
Net loss on discontinued operations	257	–
Gain on sale of luxury brand segment	(497,642)	–
Change in non-cash operating working capital, excluding taxes and finance expenses	(28,671)	(8,606)
Cash provided by (used in) operating activities	1,998	26,081
Interest paid	(1,212)	(1,258)
Income and mining taxes paid	(10,249)	(6,874)
Cash provided by (used in) operating activities – continuing operations	(9,463)	17,949
Cash provided by (used in) operating activities – discontinued operations	–	6,996
Net cash from (used in) operating activities	(9,463)	24,945
FINANCING
Decrease in interest-bearing loans and borrowings	(196)	(185)
Increase in revolving credit	27,863	27,542
Decrease in revolving credit	(1,128)	(495)
Issue of common shares, net of issue costs	394	–
Cash provided from financing activities – continuing operations	26,933	26,862
Cash provided from financing activities – discontinued operations	–	1,861
Cash provided from financing activities	26,933	28,723
INVESTING
Acquisition of Ekati	(553,142)	–
Cash proceeds from sale of luxury brand	746,738	–
Property, plant and equipment - Diavik	(10,938)	(18,149)
Property, plant and equipment - Ekati	(8,780)	–
Net proceeds from sale of property, plant and equipment	1,796	2,619
Other non-current assets	(3,125)	87
Cash provided in investing activities – continuing operations	172,549	(15,443)
Cash provided in investing activities – discontinued operations	–	(4,976)
Cash used in investing activities	172,549	(20,419)
Foreign exchange effect on cash balances	354	1,453
Increase in cash and cash equivalents	190,373	34,702
Cash and cash equivalents, beginning of period - Ekati	62,217	–
Cash and cash equivalents, beginning of period - Diavik	104,313	78,116
Cash and equivalents, end of period	356,903	112,818
Less cash and equivalents of discontinued operations, end of period	–	24,579
Cash and cash equivalents of continuing operations, end of period	$356,903	$88,239
Change in non-cash operating working capital, excluding taxes and finance expenses
Accounts receivable	(3,182)	1,285
Inventory and supplies	(31,011)	(23,291)
Other current assets	1,780	1,261
Trade and other payables	4,735	10,746
Employee benefit plans	(993)	1,393
	$(28,671)	$(8,606)

The accompanying notes are an integral part of these consolidated financial statements.

2014 FIRST QUARTER REPORT

Dominion Diamond Corporation

Notes to Condensed Consolidated Financial Statements
APRIL 30, 2013 WITH COMPARATIVE FIGURES
(TABULAR AMOUNTS IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT AS OTHERWISE NOTED)

Note 1:
Nature of Operations

Effective March 26, 2013, Harry Winston Diamond Corporation changed its name to Dominion Diamond Corporation (“Dominion Diamond Corporation” or the “Company”) and its common shares trade on both the Toronto and New York stock exchanges under the symbol “DDC”. Dominion Diamond Corporation is focused on the mining and marketing of rough diamonds to the global market.

The Company is incorporated and domiciled in Canada and its shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange. The address of its registered office is Toronto, Ontario.

The Company has ownership interests in the Diavik and the Ekati group of mineral claims. The Diavik Joint Venture (the “Diavik Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines Inc. (“DDMI”) (60%) and Dominion Diamond Diavik Limited Partnership (“DDDLP”) (40%) where DDDLP holds an undivided 40% ownership interest in the assets, liabilities and expenses of the Diavik Diamond Mine. DDMI is the operator of the Diavik Diamond Mine. DDMI and DDDLP are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and DDDLP is a wholly owned subsidiary of Dominion Diamond Corporation of Toronto, Canada. The Company records its interest in the assets, liabilities and expenses of the Diavik Joint Venture in its unaudited interim condensed consolidated financial statements with a one-month lag. The accounting policies described below include those of the Diavik Joint Venture.

On April 10, 2013, the Company completed the $553.1 million acquisition from BHP Billiton Canada Inc. and its various affiliates of all of BHP Billiton's diamond assets, including its controlling interest in the Ekati Diamond Mine as well as the associated diamond sorting and sales facilities in Yellowknife, Canada, and Antwerp, Belgium (the “Ekati Diamond Mine Acquisition”). The Ekati Diamond Mine consists of the Core Zone, which includes the current operating mine and other permitted kimberlite pipes, as well as the Buffer Zone, an adjacent area hosting kimberlite pipes having both development and exploration potential. As a result of the completion of the Ekati Diamond Mine Acquisition on April 10, 2013, the Company acquired an 80% interest in the Core Zone and a 58.8% interest in the Buffer Zone. In connection with the Ekati Diamond Mine Acquisition, the Company arranged new secured credit facilities consisting of a $400 million term loan, a $100 million revolving credit facility and a $140 million letter of credit facility (expandable to $265 million in aggregate). The Company ultimately determined to fund the Ekati mine acquisition by way of cash on hand and did not draw on these new facilities. The Company controls and consolidates the Ekati Diamond Mine and minority shareholders are presented as non-controlling interests on the condensed consolidated balance sheet.

On March 26, 2013, the Company completed the sale of the Luxury Brand Segment to Swatch Group (the “Luxury Brand Divestiture”). As a result of the sale, the current and prior period results of the Luxury Brand Segment have been presented as discontinued operations.

Note 2:
Basis of Preparation

(a)	Statement of compliance

These unaudited interim condensed consolidated financial statements (“interim financial statements”) have been prepared in accordance with IAS 34 “Interim Financial Reporting” (“IAS 34”). The accounting policies applied in these unaudited interim financial statements are consistent with those used in the annual audited consolidated financial statements for the year ended January 31, 2013, except as disclosed in Note 3.

These unaudited interim condensed financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual audited consolidated financial statements and accordingly should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended January 31, 2013 prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

2014 FIRST QUARTER REPORT

Dominion Diamond Corporation

(b)	Currency of presentation

These unaudited interim condensed consolidated financial statements are expressed in United States dollars, which is the functional currency of the Company. All financial information presented in United States dollars has been rounded to the nearest thousand.

(c)	Use of estimates, judgments and assumptions

The preparation of the unaudited interim condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities and contingent liabilities at the date of the unaudited interim condensed consolidated financial statements, and the reported amounts of sales and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Note 3:
Significant Accounting Policies

These unaudited interim condensed consolidated financial statements have been prepared following the same accounting policies and methods of computation as the annual audited consolidated financial statements for the year ended January 31, 2013, except for the following accounting standards that apply as a result of the Ekati Diamond Mine Acquisition and new accounting standards and amendment to standards and interpretations, which were effective February 1, 2013, and applied in preparing these unaudited interim condensed consolidated financial statements. The Company evaluated the impact to its unaudited interim condensed consolidated financial statements as a result of the new standards. These are summarized as follows:

(a)	Accounting Standards Applied on Ekati Diamond Mine Acquisition

(i)	STRIPPING COSTS

Mining costs associated with stripping activities in an open pit mine are expensed unless the stripping activity can be shown to represent a betterment to the mineral property, in which case the stripping costs would be capitalized and included in mining assets. Capitalized stripping costs are charged against earnings on a unit-of-production basis over the life of the mineral reserves.

(ii)	EMPLOYEE BENEFIT PLANS

The Company operates defined benefit pension plans, which require contributions to be made to separately administered funds. The cost of providing benefits under the defined benefit plans is determined separately using the projected unit credit valuation method by qualified actuaries. Actuarial gains and losses are recognized immediately in other comprehensive income.

The defined benefit asset or liability comprises the present value of the defined benefit obligation, less the fair value of plan assets out of which the obligations are to be settled directly. The value of any asset is restricted to the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

(b)	New Accounting Standards

(i)	IFRS 10 – CONSOLIDATED FINANCIAL STATEMENTS

IFRS 10, “Consolidated Financial Statements” (“IFRS 10”) replaces the consolidation requirements in SIC-12, “Consolidation – Special Purpose Entities” and IAS 27, “Consolidated and Separate Financial Statements”. The new standard establishes control as the basis for determining which entities are consolidated in the consolidated financial statements and provides guidance to assist in the determination of control where it is difficult to assess. IFRS 10 did not have a material impact on the Company’s unaudited interim condensed consolidated financial statements upon its adoption on February 1, 2013.

2014 FIRST QUARTER REPORT

Dominion Diamond Corporation

(ii)	IFRS 11 – JOINT ARRANGEMENTS

IFRS 11, “Joint Arrangements” (“IFRS 11”) replaces IAS 31, “Interest in Joint Ventures”. The new standard applies to the accounting for interests in joint arrangements where there is joint control. Under IFRS 11, joint arrangements are classified as either joint ventures or joint operations. The structure of the joint arrangement will no longer be the most significant factor in determining whether a joint arrangement is either a joint venture or a joint operation. For a joint venture, proportionate consolidation will no longer be allowed and will be replaced by equity accounting. IFRS 11 did not have a material impact on the Company’s unaudited interim condensed consolidated financial statements upon its adoption on February 1, 2013.

(iii)	IFRS 13 – FAIR VALUE MEASURMENT

IFRS 13, “Fair Value Measurement” (“IFRS 13”) generally makes IFRS consistent with generally accepted accounting principles in the United States (“US GAAP”) on measuring fair value and related fair value disclosures. The new standard creates a single source of guidance for fair value measurements. The adoption of IFRS 13 did not have an effect on the Company’s unaudited interim condensed consolidated financial statements. The disclosure requirements of IFRS 13 will be incorporated in the Company’s annual consolidated financial statements for the year ended January 31, 2014. This will include disclosures about fair values of financial assets and liabilities measured on a recurring basis and non-financial assets and liabilities measured on a non-recurring basis. The Company will also include disclosures about assumptions used in calculating fair value less cost of disposal for its annual goodwill impairment test.

(iv)	IFRIC 20 – STRIPPING COSTS IN THE PRODUCTION PHASE OF A SURFACE MINE

The International Financial Reporting Interpretations Committee (“IFRIC”) issued IFRIC 20, “Stripping Costs in the Production Phase of a Surface Mine” (“IFRIC 20”), which clarifies the requirements for accounting for stripping costs associated with waste removal in surface mining, including when production stripping costs should be recognized as an asset, how the asset is initially recognized, and subsequent measurement. IFRIC 20 did not have a material impact on the Company’s unaudited interim condensed consolidated financial statements upon its adoption on February 1, 2013.

(v)	IAS 19 – EMPLOYEE BENEFITS

Amendments to IAS 19, “Employee Benefits” (“IAS 19”) eliminates the option to defer the recognition of actuarial gains and losses through the “corridor” approach, revises the presentation of changes in assets and liabilities arising from defined benefit plans and enhances the disclosures for defined benefit plans. IAS 19 is effective for the Company’s fiscal year end beginning February 1, 2013, with early adoption permitted. IAS 19 did not have a material impact on the Company’s unaudited interim condensed consolidated financial statements upon its adoption on February 1, 2013.

(vi)	IAS 1 – PRESENTATION OF FINANCIAL STATEMENTS

Amendments to IAS 1, “Presentation of Financial Statements” (“IAS 1”) have been adopted by the Company on February 1, 2013, with retrospective application. The amendments to IAS 1 require the grouping of items within other comprehensive income that may be reclassified to profit or loss and those that will not be reclassified. The Company has amended its consolidated statement of comprehensive income for all periods presented in these unaudited interim condensed consolidated financial statements to reflect the presentation changes required under the amended IAS 1. Since these changes are reclassifications within the statement of comprehensive income, there is no net impact on the Company’s comprehensive income.

Note 4:
Acquisition

On April 10, 2013, the Company completed the $553.1 million acquisition from BHP Billiton Canada Inc. and its various affiliates of all of BHP Billiton's diamond assets, including its controlling interest in the Ekati Diamond Mine as well as the associated diamond sorting and sales facilities in Yellowknife, Canada, and Antwerp, Belgium.

2014 FIRST QUARTER REPORT

Dominion Diamond Corporation

Acquisitions are accounted for under the acquisition method of accounting, and the results of operations since the respective dates of acquisition are included in the statement of comprehensive income. From time to time, as a result of the timing of acquisitions in relation to the Company’s reporting schedules and the availability of information, certain information relating to the purchase allocations and valuations may not be finalized at the time of reporting. Purchase price allocations are completed after the vendor’s final financial statements and income tax returns have been prepared and accepted by the Company within one year of acquisition. Such preliminary purchase price allocations are based on management’s best estimates of the fair value of the acquired asset and liabilities. Upon finalization, adjustments to the initial estimates may be required. The preliminary allocation of the purchase price to the fair values of assets acquired and liabilities assumed is set forth below. The final purchase price allocation is expected to be finalized in the next fiscal quarter.

Consideration	$553,142
Cash and cash equivalents	$62,217
Accounts receivable and other current assets	7,465
Inventory and supplies	300,248
Property, plant and equipment	800,741
Trade and other payables	(70,618)
Income taxes payable	(6,085)
Provisions, future site restoration costs	(348,230)
Deferred income tax liabilities	(62,985)
Other long-term liabilities	(19,017)
Non-controlling interest	(152,798)
Total net identifiable assets acquired	510,938
Goodwill	42,204
$553,142

From the closing date of the business combination, revenues of $19.9 million and a net loss of $0.1 million were generated by Ekati’s operations. The Company has incurred total transaction costs of $14.5 million related to the Ekati Diamond Mine Acquisition, of which $11.3 million has been expensed during the current quarter, with the balance of $3.2 million expensed in fiscal 2013.

Provisions
Future site restoration costs

At April 10, 2013 (date of acquisition)	$348,230
Accretion of provision	1,757
At April 30, 2013	$349,987

The undiscounted estimated expenditures required to settle the obligation totals approximately $435 million through 2048 at an assumed average Canadian/US dollar exchange rate of $1.00. The expenditures are discounted using a credit-adjusted risk-free rate of 3.5%. The Company is required to provide financial guarantees to regulatory authorities as security for future site closure and reclamation costs for the Ekati Diamond Mine’s operations and for various permits and licenses. As at April 30, 2013, the Company provided $126 million in letters of credit as security with various regulatory authorities.

2014 FIRST QUARTER REPORT

Dominion Diamond Corporation

Note 5:
Inventory and Supplies

	April 30,	January 31,
	2013	2013
Rough diamonds	$202,111	$45,467
Supplies inventory	237,675	70,160
Total inventory and supplies	$439,786	$115,627

Total inventory and supplies is net of a provision for obsolescence of $0.1 million ($0.4 million at January 31, 2013).

Note 6:
Assets Held for Sale (Discontinued Operations)

On March 26, 2013, the Company completed the sale of the Luxury Brand Segment to Swatch Group (the “Luxury Brand Divestiture”). As a result of the sale, the Company’s corporate group underwent name changes to remove references to “Harry Winston”. The Company’s name was changed to “Dominion Diamond Corporation” and its common shares trade on both the Toronto and New York stock exchanges under the symbol “DDC”.

The major classes of assets and liabilities of the discontinued operations were as follows at the date of disposal:

March 26,
2013

Cash and cash equivalents	$25,914
Accounts receivable and other current assets	61,080
Inventory and supplies	403,157
Property, plant and equipment	76,700
Intangible assets, net	126,779
Other non-current assets	7,478
Deferred income tax assets	54,017
Trade and other payables	(96,246)
Income taxes payable	(2,465)
Interest-bearing loans and borrowings	(292,709)
Deferred income tax liabilities	(106,137)
Other long-term liabilities	(8,472)
Net assets	$249,096
Consideration received, satisfied in cash	$746,738
Cash and cash equivalents disposed of	(25,914)
Net cash inflow	$720,824

2014 FIRST QUARTER REPORT

Dominion Diamond Corporation

Results of the discontinued operations are presented separately as net profit from discontinued operations in the unaudited interim condensed consolidated income statements, and comparative periods have been adjusted accordingly.

	Period ended	Three months
	March 26,	ended April 30,
	2013	2012
Sales	$63,799	$103,452
Cost of sales	(31,355)	(49,035)
Other expenses	(30,964)	(49,568)
Other income and foreign exchange gain (loss)	(1,551)	19
Net income tax (expense) recovery	(186)	715
Net profit from discontinued operations before gain	$(257)	$5,583
Gain on sale	497,642	–
Net profit (loss) from discontinued operations	497,385	5,583
Earnings per share – discontinued operations
Basic	$5.86	$0.07
Diluted	5.79	0.07

Note 7:
Restricted Cash

The Company provides letters of credit to the Government of Canada of $126 million in support of the reclamation obligations for the Ekati Diamond Mine.

Note 8:
Diavik Joint Venture

The following represents DDDLP’s 40% proportionate interest in the Diavik Joint Venture as at March 31, 2013 and December 31, 2012:

	April 30, 2013	January 31, 2013
Current assets	$115,328	$102,299
Non-current assets	664,296	677,808
Current liabilities	39,184	30,517
Non-current liabilities and participant’s account	740,440	749,590

	Three months	Three months
	ended April 30,	ended April 30,
	2013	2012
Expenses net of interest income (a) (b)	$66,647	$56,738
Cash flows used in operating activities	(44,828)	(42,353)
Cash flows resulting from financing activities	53,159	61,532
Cash flows used in investing activities	(10,711)	(15,183)

(a)	The Joint Venture only earns interest income.
(b)	Expenses net of interest income for the three months ended April 30, 2013 of $nil (three months ended April 30, 2012 of $0.1 million).

DDDLP is contingently liable for DDMI’s portion of the liabilities of the Diavik Joint Venture, and to the extent DDDLP’s participating interest has increased because of the failure of DDMI to make a cash contribution when required, DDDLP would have access to an increased portion of the assets of the Diavik Joint Venture to settle these liabilities. Additional information on commitments and contingencies related to the Diavik Joint Venture is found in Note 12.

2014 FIRST QUARTER REPORT

Dominion Diamond Corporation

Note 9:
Employee Benefit Plans

The employee benefit obligation reflected in the unaudited interim condensed consolidated balance sheet is as follows:

	April 30, 2013	January 31, 2013
Post-retirement benefit plan – Diavik Diamond Mine (c)	$724	$699
Defined benefit plan obligation – Ekati Diamond Mine (a)	19,493	–
Defined contribution plan obligation – Ekati Diamond Mine (b)	200	–
Defined contribution plan obligation – the Company’s head office (b)	77	–
RSU and DSU plans (d)	4,178	5,434
Total employee benefit plan obligation	$24,672	$6,133

	April 30, 2013	January 31, 2013
Non-current	$23,000	$3,499
Current	1,672	2,634
Total employee benefit plan obligation	$24,672	$6,133

(a)	Defined benefit pension plan :

Dominion Diamond Ekati Corporation sponsors a non-contributory defined benefit registered pension plan covering employees in Canada who were employed by BHP Billiton Canada Inc. and employed in its diamond business prior to 2004. As a result of the Ekati Diamond Mine Acquisition, the plan was assigned to Dominion Diamond Ekati Corporation and renamed the Dominion Diamond Ekati Corporation Defined Benefit Pension Plan. Pension benefits are based on the length of service and highest average covered earnings. Any benefits in excess of the maximum pension limit for registered pension plans under the Income Tax Act accrue for the employee, via an unfunded supplementary retirement plan. New employees could not become members of this defined benefit pension arrangement after 2004.

(i)	NET BENEFIT OBLIGATION:

April 30, 2013
Accrued benefit obligation	$89,204
Plan assets	69,711
Funded status – plan deficit	$(19,493)

(ii)	PLAN ASSETS

Canadian plan assets represented approximately 95% of total plan assets at April 30, 2013.

The asset allocation of pension assets at April 30 was as follows:

April 30, 2013
ASSET CATEGORY
Cash equivalents	5%
Equity securities	10%
Fixed income securities	85%
Total	100%

2014 FIRST QUARTER REPORT

Dominion Diamond Corporation

(iii)	THE SIGNIFICANT ASSUMPTIONS USED FOR THE PLAN ARE AS FOLLOWS:
April 30, 2013
ACCRUED BENEFIT OBLIGATION
Discount rate.	4.00%
Expected long-term rate of return	4.00%
BENEFIT COSTS FOR THE YEAR
Discount rate	4.10%
Expected long-term rate of return on plan assets	3.85%
Rate of compensation increase	4.00%

(b)	Defined contribution plan

The Diavik Joint Venture sponsors a defined contribution plan whereby the employer contributes 6% of the employee’s salary.

Dominion Diamond Corporation sponsors a defined contribution plan for Canadian employees whereby the employer contributes to a maximum of 6% of the employee’s salary to the maximum contribution limit under Canada’s Income Tax Act. The total defined contribution plan liability at April 30, 2013 was $0.1 million ($nil at January 31, 2013).

Dominion Diamond Ekati Corporation sponsors a defined contribution arrangement for its employees who are not members of the defined benefit pension plan referred to in 9(a) above. The employer contributes 8% of earnings up to 2.5 times the Year’s Maximum Pensionable Earnings (as defined under the Canada Pension Plan), and 12% of earnings above 2.5 times YMPE. The employer also matches additional contributions made by an employee up to 3% of earnings. Employer contributions in excess of the maximum contribution limit for defined contribution plans under Canada’s Income Tax Act are credited by the employer to a notional (unfunded) supplementary retirement plan. The defined contribution plan liability at April 30, 2013 was $0.2 million. (Supplemental plan liability has been included in the accrued benefit obligation disclosed in 9(a) above.)

(c)	Post-retirement benefit plan

The Diavik Joint Venture provides non-pension post-retirement benefits to retired employees. The post-retirement benefit plan liability was $0.7 million at April 30, 2013 ($0.7 million at January 31, 2013).

(d)	RSU and DSU plans

Grants under the RSU Plan are on a discretionary basis to employees of the Company and its subsidiaries subject to Board of Directors approval. The RSUs granted vest one-third on March 31 and one-third on each anniversary thereafter. The vesting of grants of RSUs is subject to special rules for a change in control, death and disability. The Company shall pay out cash on the respective vesting dates of RSUs and redemption dates of DSUs.

Only non-executive directors of the Company are eligible for grants under the DSU Plan. Each DSU grant vests immediately on the grant date.

The expenses related to the RSUs and DSUs are accrued based on fair value. This expense is recognized on a straight-line basis over each vesting period.

2014 FIRST QUARTER REPORT

Dominion Diamond Corporation

Note 10:
Interest-Bearing Loans and Borrowings

	April 30,	January 31,
	2013	2013
Credit facilities	$49,836	$49,560
First mortgage on real property	5,365	5,619
Bank advances	27,863	1,128
Total interest-bearing loans and borrowings	83,064	56,307
Less current portion	(78,526)	(51,508)
	$4,538	$4,799

		Nominal interest		Carrying amount at	Face value at
	Currency	rate	Date of maturity	April 30, 2013	April 30, 2013	Borrower
Secured bank loan	US	3.70%	June 24, 2013	$49.8 million	$50.0 million	Dominion Diamond Corporation and
						Dominion Diamond Holdings Ltd.
First mortgage on real property	CDN	7.98%	September 1, 2018	$5.4 million	$5.4 million	6019838 Canada Inc.
Secured bank advance	US	4.8%	Due on demand	$27.9 million	$27.9 million	Dominion Diamond International NV

On May 31, 2013, the Company repaid the $50.0 million outstanding on its secured bank loan.

Note 11:
Related Party Disclosure

(a)	Operational information

The Company had the following investments in significant subsidiaries at April 30, 2013:

Name of company	Effective interest	Country of incorporation
Dominion Diamond Holdings Ltd.	100%	Canada
Dominion Diamond Diavik Limited Partnership	100%	Canada
Dominion Diamond (India) Private Limited	100%	India
Dominion Diamond International NV	100%	Belgium
Dominion Diamond Technical Services Inc.	100%	Canada
6019838 Canada Inc.	100%	Canada
Dominion Diamond Ekati Corporation	100%	Canada
Dominion Diamond Resources Corporation	100%	Canada
Dominion Diamond Marketing NV	100%	Belgium

Note 12:
Commitments and Guarantees

(a)	Environmental agreements

Through negotiations of environmental and other agreements, both the Diavik Joint Venture and Ekati Diamond Mine must provide funding for the Environmental Monitoring Advisory Board, and the Independent Environmental Monitoring Agency, respectively. Further funding will be required in future years; however, specific amounts have not yet been determined. These agreements also state that the mines must provide security deposits for the performance of their reclamation and abandonment obligations under all environmental laws and regulations. DDDLP’s share of the letters of credit outstanding posted by the operator of the Diavik Joint Venture with respect to the environmental agreements as at April 30, 2013, was $81.2 million. The agreement specifically provides that these funding requirements will be reduced by amounts incurred by the Diavik Joint Venture on reclamation and abandonment activities. The Company has posted letters of credit of $126 million with the Government of Canada supported by restricted cash in support of the reclamation obligations for the Etaki Diamond Mine.

2014 FIRST QUARTER REPORT

Dominion Diamond Corporation

(b)	Participation agreements

Both the Diavik Joint Venture and Ekati Diamond Mine have signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of the Aboriginal bands. The Diavik participation agreements are each for an initial term of twelve years and shall be automatically renewed on terms to be agreed upon for successive periods of six years thereafter until termination. The Diavik participation agreements terminate in the event that the Diavik Diamond Mine permanently ceases to operate. Dominion Diamond Corporation’s share of the Diavik Joint Venture’s participation agreements as at April 30, 2013 was $1.2 million. The Ekati participation agreements are in place during the life of the Ekati Diamond Mine and the agreements terminate in the event of the mine ceases to operate.

(c)	Operating lease commitments

 The Company has entered into non-cancellable operating leases for the rental of fuel tanks and office premises for the Ekati Diamond Mine, which expire at various dates through 2016. The leases have varying terms, escalation clauses and renewal rights. Any renewal terms are at the option of the lessee at lease payments based on market prices at the time of renewal. Minimum rent payments under operating leases are recognized on a straight-line basis over the term of the lease, including any periods of free rent. Future minimum lease payments under non-cancellable operating leases as at April 30, 2013 are as follows:

Within one year	$4,950
After one year but not more than five years	10,115
More than five years	4,169
$19,234

Note 13:
Capital Management

The Company’s capital includes cash and cash equivalents, current and non-current interest-bearing loans and borrowings and equity, which includes issued common shares, contributed surplus and retained earnings.

The Company’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its ongoing operations, to provide returns to shareholders and benefits for other stakeholders, and to pursue growth opportunities. To meet these needs, the Company may from time to time raise additional funds through borrowing and/or the issuance of equity or debt or by securing strategic partners, upon approval by the Board of Directors. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as annual capital and operating budgets.

The Company assesses liquidity and capital resources on a consolidated basis. The Company’s requirements are for cash operating expenses, working capital, contractual debt requirements and capital expenditures. The Company believes that it will generate sufficient liquidity to meet its anticipated requirements for the next twelve months.

2014 FIRST QUARTER REPORT

Dominion Diamond Corporation

Note 14:
Segmented Information

The Company operates in three segments within the diamond industry – Diavik Diamond Mine, the Ekati Diamond Mine and Corporate – for the three months ended April 30, 2013.

The Diavik segment consists of the Company’s 40% ownership interest in the Diavik group of mineral claims and the sale of rough diamonds. The Ekati segment consists of the Company’s ownership interest in the Ekati group of mineral claims and the sale of rough diamonds. The Corporate segment captures all costs not specifically related to the operations of the Diavik and Ekati mines.

For the three months ended April 30, 2013	Diavik	Ekati	Corporate	Total
Sales
North America	$6,179	$–	$–	$6,179
Europe	61,642	19,921	–	81,563
India	21,095	–	–	21,095
Total sales	88,916	19,921	–	108,837
Cost of sales
Depreciation and amortization	19,542	–	–	19,542
All other costs	42,346	19,647	–	61,993
Total cost of sales	61,888	19,647	–	81,535
Gross margin	27,028	274	–	27,302
Gross margin (%)	30.4%	1.4%	–%	25.1%
Selling, general and administrative expenses
Selling and related expenses	1,110	520	–	1,630
Administrative expenses	–	–	15,213	15,213
Total selling, general and administrative expenses	1,110	520	15,213	16,843
Operating profit (loss)	25,918	(246)	(15,213)	10,459
Finance expenses	(2,019)	(1,975)	–	(3,994)
Exploration costs	(1,039)	–	–	(1,039)
Finance and other income	540	264	–	804
Foreign exchange gain (loss)	1,560	(828)	–	732
Segmented profit (loss) before income taxes	$24,960	$(2,785)	$(15,213)	$6,962
Segmented assets as at April 30, 2013
Canada	$1,177,853	$1,203,112	$–	$2,380,965
Other foreign countries	27,663	3,003	–	30,666
	$1,205,516	$1,206,115	$–	$2,411,631
Capital expenditures	$(10,154)	$(8,780)	$(784)	$(19,717)
Inventory	154,561	285,225	–	439,786
Other significant non-cash items:
Deferred income tax recovery	$(4,474)	$(4,266)	$–	$(8,740)

Sales to one customer totaled $12.6 million for the three months ended April 30, 2013.

2014 FIRST QUARTER REPORT

Dominion Diamond Corporation

For the three months ended April 30, 2012	Diavik	Ekati	Corporate	Total
Sales
North America	$7,432	$–	$–	$7,432
Europe	54,370	–	–	54,370
India	27,207	–	–	27,207
Total sales	89,009	–	–	89,009
Cost of sales
Depreciation and amortization	21,876	–	–	21,876
All other costs	48,223	–	–	48,223
Total cost of sales	70,099	–	–	70,099
Gross margin	18,910	–	–	18,910
Gross margin (%)	21.2%	–%	–%	21.2%
Selling, general and administrative expenses
Selling and related expenses	972	–	–	972
Administrative expenses	–	–	5,767	5,767
Total selling, general and administrative expenses	972	–	5,767	6,739
Operating profit (loss)	17,938	–	(5,767)	12,171
Finance expenses	(2,242)	–	–	(2,242)
Exploration costs	(254)	–	–	(254)
Finance and other income	52	–	–	52
Foreign exchange gain	(370)	–	–	(370)
Segmented profit (loss) before income taxes	$15,124	$–	$(5,767)	$9,357
Segmented assets as at April 30, 2012
Canada	$1,002,717	$–	$–	$1,002,717
Other foreign countries	10,786	–	–	10,786
	$1,013,503	$–	$–	$1,013,503
Capital expenditures	$(18,149)	$–	$–	$(18,149)
Inventory	146,991	–		146,991
Other significant non-cash items:
Deferred income tax recovery	$(2,567)	$–	$–	$(2,567)

2014 FIRST QUARTER REPORT

Dominion Diamond Corporation